Executive Compensation Clawback Policy

The Board of Directors (the “Board”) of Shutterstock, Inc. (the “Company”) has adopted a policy that requires the recovery of certain executive compensation in the event the Company is required to prepare an accounting restatement of its financial statements as a result of the Company’s material noncompliance with any financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as well as the listing standards of the New York Stock Exchange (the “NYSE”).

This Policy shall be effective as of December 1, 2023 (the “Effective Date”), and shall apply to incentive-based compensation that is received by Covered Executives, as applicable, on or after October 2, 2023.

Administration

The Policy will be administered by the Compensation Committee of the Board (the “Compensation Committee”). The Compensation Committee will determine if any recovery of incentive-based compensation payments is necessary and identify the affected individuals, and will make any final and binding decisions on affected individuals. The Compensation Committee will have the opportunity to consult with the Audit Committee of the Board in evaluating any determinations made pursuant to this Policy.

Covered Executives

This policy applies to current and former executive officers of the Company, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the NYSE (“Covered Executives”).

Accounting Restatement; Recovery of Excess Incentive-Based Compensation

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation that was received (as defined below) after beginning service as an executive officer by Covered Executives during the three (3) completed fiscal years immediately preceding the earlier of (x) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that an accounting restatement is required, or (y) the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement. Incentive-based compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period. Such recovery shall apply to any Covered Executive who served as an executive officer at any time during the performance period for the incentive-based compensation.

“Incentive-based compensation” includes any compensation that is granted, earned or vested (“received”) based wholly or in part upon the attainment of any financial reporting measure. “Financial reporting measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures.

The amount of erroneously awarded incentive-based compensation to be recovered is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid. For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded incentive-based compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received. The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE. The Company must recover erroneously awarded incentive-based compensation in compliance with this paragraph except to the extent that the Compensation Committee has made a determination, in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the NYSE, that recovery would be impracticable and that either (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered and the Company has made a reasonable attempt to recover such amount and provided documentation of such recovery attempts to NYSE; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the Internal Revenue Code.

Form of Recovery

The Compensation Committee will determine, in its sole discretion, the method of recovering any excess incentive-based compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Compensation Committee may effect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

No Indemnification of Covered Executives

The Company shall not indemnify any Covered Executives against the loss of any erroneously awarded incentive-based compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund potential clawback obligations under this Policy.

Administrator Indemnification

Any members of the Compensation Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

Interpretation and Non-Exclusivity

The Compensation Committee and Board are authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. This Policy is intended to be interpreted in a manner that is consistent with any applicable rules or standards adopted by the Securities and Exchange Commission (the “SEC”) or the NYSE from time to time (the “Applicable Rules”). To the extent the Applicable Rules require recovery of incentive-based compensation in additional circumstances besides those specified in the Policy, nothing in the Policy shall be deemed to limit or restrict the right or obligation of the Company to recover incentive-based compensation to the fullest extent required by the Applicable Rules. The Board may require that any employment agreement, equity award agreement, or similar agreement shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy (or any successor policy). Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the SEC or the NYSE. The Board may terminate this Policy at any time. Notwithstanding anything in this paragraph to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or NYSE rule.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit A
ATTESTATION AND ACKNOWLEDGEMENT OF CLAWBACK POLICY
By my signature below, I acknowledge and agree that:
•I have received and read the attached Clawback Policy (this “Policy”) of Shutterstock, Inc. (the “Company”).
•I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any erroneously awarded incentive-based compensation to the Company as determined in accordance with this Policy.
•I hereby waive any right to the indemnification, insurance or advancement of expenses by the Company with respect to any erroneously awarded incentive-based compensation in accordance with this Policy.

Signature:	____________________
Printed Name:	____________________
Date:	____________________